Exhibit 99.1

Investor Relations	Media Relations

Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software’s CDC Factory President Named to MESA International

Board of Directors

Mark Sutcliffe Named to Board of Prestigious MES/MOM Association

SHANGHAI, ATLANTA — Dec. 27, 2010 – CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, announced today, Mark Sutcliffe, president of CDC Factory, the manufacturing operations management (MOM) business for CDC Software, was named as a new board member on the international board of directors of the prestigious MESA (Manufacturing Enterprise Solutions Association) International.

MESA is a global community of manufacturers, producers, industry leaders and solution providers who are focused on improving Operations Management capabilities through the effective application of technology solutions and best practices.

According to MESA International’s press release, “Mark Sutcliffe is a recognized authority on continuous improvement and change management practices centered on technology. He joins the MESA board with a proven track record of deploying technology to leverage human capital and achieve breakthrough performance across the enterprise that spans more than the past two decades.”

“I am honored to be named as a member of MESA International’s esteemed board,” said Sutcliffe. “MESA International has been an invaluable resource for manufacturers and technology vendors through their promotion of manufacturing execution system (MES) / MOM technology and best practices in the industry. Manufacturers are finding it very challenging to achieve and sustain profitability in today’s volatile and slow growth economy. I look forward to working with the board and the MESA organization in helping manufacturers find solutions and approaches to solving their business challenges and reaching their profitability goals.”

Sutcliffe joins other industry leaders on the MESA International board including representatives from SAP, Microsoft, Rockwell Automation, Siemens, GE Intelligent Platforms, Invensys Operations Management, Boeing Commercial Aircraft and Energizer Battery.

About CDC Factory

CDC Factory is a packaged manufacturing operations management system that transforms manufacturing performance by empowering people to make real-time actionable decisions. CDC Factory is a platform that is used to standardize improved daily work control practices and formalize the continuous improvement initiatives already in place. CDC Factory integrates the functionality of shop floor data capture, packaged metrics like Overall Equipment Effectiveness (OEE), analytics and scorecards, continuous improvement capabilities and paperless quality management. The technology is combined with a proven change method that focuses on developing a structure of daily performance reviews to drive better performance every run, every shift, every day. The process develops operator skills so they are able to drive their own improvements and is deployed typically in less than six weeks per factory. For more information, visit: www.cdcfactory.com.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

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